Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Trustmark Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-124772, 333-110066, 333-74448 and 333-07141) on Form S-8 of Trustmark Corporation of our reports dated February 23, 2016, with respect to the consolidated balance sheets of Trustmark Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 Annual Report on Form 10-K of Trustmark Corporation.

/s/ KPMG LLP

Jackson, Mississippi

February 23, 2016